TORONTO – May 22, 2025 -

The Toronto

-Dominion Bank (the "Bank") today announced that

a
dividend in an amount of one dollar and five cents ($1.05)

per fully paid common share in the
capital stock of the Bank has been declared for the quarter

ending July 31,

2025, payable on and
after July 31, 2025, to shareholders of record at the close

of business on July 10, 2025.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to
have their dividends reinvested in additional common shares

of the Bank in accordance with the
Dividend Reinvestment Plan (the “Plan”).
Under the Plan, the Bank has the discretion to either

purchase the additional common shares in
the open market or issue them from treasury.

If issued from treasury,

the Bank may decide to
apply a discount of up to 5% to the Average Market

Price (as defined in the Plan) of the additional
shares.

For the July 31,

2025 dividend, the Bank will purchase the additional

shares in the open
market and therefore no discount will apply.
Registered holders of record of the Bank's common shares

wishing to join the Plan can obtain an
Enrolment Form from TSX Trust

Company (1-800-387-0825) or on the Bank's website,
www.td.com/investor/drip.jsp.

In order to participate in the Plan in time for this dividend,
Enrolment Forms for registered holders must be received

by TSX Trust Company at P.O.

Box
4229, Postal Station A, Toronto,

Ontario, M5W 0G1, or by facsimile at 1-888-488-1416,

before
the close of business on July 10, 2025.

Beneficial or non-registered holders of the Bank's
common shares wishing to join the Plan must contact their

financial institution or broker for
instructions on how to enroll in advance of the above

date.
Registered holders who participate in the Plan and who wish to terminate that participation so that
cash dividends to which they are entitled to be paid on and

after July 31, 2025 are not reinvested
in common shares under the Plan must deliver written notice

to TSX Trust Company at the above
address by no later than July 10, 2025.

Beneficial or non-registered holders who participate in
the Plan and who wish to terminate that participation so that cash dividends to which they are
entitled to be paid on and after July 31,

2025 are not reinvested in common shares under the
Plan must contact their financial institution or broker for

instructions on how to terminate
participation in the Plan in advance of July 10, 2025.
The Bank also announced that dividends have been declared

on the following Non-Cumulative
Redeemable Class A First Preferred Shares of the Bank, payable on and after July 31, 2025, to
shareholders of record at the close of business on July

10, 2025:

●

Series 1, in an amount per share of $0.310625;
●

Series 7, in an amount per share of $0.2000625;
●

Series 9, in an amount per share of $0.202625;
●

Series 16, in an amount per share of $0.3938125; and
●

Series 18, in an amount per share of $0.3591875.
The Bank for the purposes of the Income Tax

Act (Canada) and any similar provincial legislation
advises that the dividend declared for the quarter ending

July 31, 2025 and all future dividends
will be eligible dividends unless indicated otherwise.
About TD Bank Group
The Toronto

-Dominion Bank and its subsidiaries are collectively

known as TD Bank Group ("TD"
or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.9

million customers in four key businesses operating in a

number of locations in financial centres
around the globe: Canadian Personal and Commercial Banking,

including TD Canada Trust and
TD Auto Finance Canada; U.S. Retail, including TD

Bank, America's Most Convenient Bank®, TD
Auto Finance U.S., and TD Wealth (U.S.); Wealth

Management and Insurance, including TD
Wealth (Canada), TD Direct Investing, and TD Insurance;

and Wholesale Banking, including TD
Securities and TD Cowen. TD also ranks among the world's

leading online financial services
firms, with more than 18 million active online and mobile

customers. TD had $2.1 trillion in assets
on April 30, 2025. The Toronto

-Dominion Bank trades under the symbol "TD" on

the Toronto

and
New York

Stock Exchanges.
For more information contact:

Jennifer dela Cruz
Senior Legal Officer,

Corporate
Legal Department – Shareholder Relations
(416) 944-6367
Toll

free 1-866-756-8936
Elizabeth Goldenshtein
Senior Manager, Corporate

Communications

(416) 994-4124